Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: July 13, 2021

REE Automotive Announces Strategic Collaboration with JB Poindexter & Co Business Unit, EAVX, to Develop Commercial Electric Vehicles

Development of commercial electric vehicles will integrate REEcorner technology and JB Poindexter commercial vehicle bodies for anticipated production in the U.S.

●	REE selects JB Poindexter & Co, a business enterprise that provides best-in-class commercial automotive and manufacturing goods and services, including Morgan Corporation, Morgan Olson, Reading, Masterack, Truck Accessories Group, and Specialty Vehicle Group, to develop commercial EVs ‘Powered by REE’ with eventual full scale U.S. production supported by the JB Poindexter & Co portfolio of businesses.
●	The companies will initially collaborate on the development of a next-generation modular walk-in van for the North American last mile delivery market, in which JB Poindexter & Co has a leading position of the 35,000/year market, with further collaboration to target additional North American commercial work truck customers and markets.
●	The companies will first work to develop prototypes for a joint project by Q1, 2022 with production targeted for 2024.
●	REE plans to commission a US Integration center in Q4 2021 for the integration of REEcorners™.

Tel-Aviv, Israel/Houston, TX, U.S. July 13, 2021 -- REE Automotive (REE), a leader in e-Mobility, which is in the process of closing its merger with 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC), today announced a strategic collaboration with EAVX, a wholly owned business unit of JB Poindexter & Co (JBPCO). The JB Poindexter business enterprise includes commercial work truck bodies and accessory industry leaders Morgan Olson, Morgan Corporation, Reading, Truck Accessories Group, and Masterack. REE and EAVX will collaborate to develop best-in-class, zero-emission, commercial EV work trucks for existing and new customers that will integrate the REEcorners™ and JBPCO commercial vehicle body solutions. REE and EAVX will also collaborate to grow their joint customer base and bring EVs to North America markets that will be ‘Powered by REE.’

REEcorner technology packs critical vehicle components such as the motor, steering, braking, suspension, powertrain, and control into a single compact module positioned between the wheel and the chassis. This enables a fully-flat EV platform, enabling the lowest step-in height, and maximum payload capacity for transporting cargo and passengers with more room for batteries for extended range.

“The JB Poindexter & Co is the leader in commercial work truck bodies and accessories. They are the ideal partner to help propel EV adoption in the commercial market segment,” said Daniel Barel, REE Co-Founder and CEO. “This collaboration is an important step forward for REE’s business growth - and for improving livability and quality of life by eliminating carbon emissions. REE is dedicated to partnering with manufacturers that will push boundaries, and this collaboration helps put us on the fast track to fulfilling our vision of serving as the cornerstone of next-gen EVs ‘Powered by REE.’

“JB Poindexter & Co understands the EV revolution is here. As more companies across all sectors make the transition to electric mobility, the need for customizable commercial EVs grows and we want partners to know we are ready as a collaborator. The REEcorner technology provides unique opportunities to optimize the commercial fleet experience.” said John Poindexter, CEO and Chairman.

About REE Automotive

REE is an automotive technology leader creating the cornerstone for tomorrow's zero-emission vehicles. REE's mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle for any application and any target market. Our revolutionary, award-winning REEcorner™ technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry's flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, with subsidiaries in the USA, the UK and Germany. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners' existing production lines. REE's technology, together with its unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://ree.auto/.

Media
Keren Shemesh
Chief Marketing Officer | REE Automotive
+972-54-5814333
media@ree.auto

Investor Relations
Limor Gruber
VP Investor Relations | REE Automotive
+972-50-5239233
investors@ree.auto

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ABOUT EAVX

EAVX, the newest business unit of JB Poindexter & Co, collaborates with the most advanced electric and alternative power chassis producers, allowing chassis partners to focus on their revolutionary and proprietary technologies. EAVX and the individual business units of JBPCO are the integration bodybuilders of choice for chassis producers serving present and future EV and alternative fuel markets and advanced vehicle technology markets. Visit jbpoindexter.com/eavx for more information.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. ("REE") and 10X Capital Venture Acquisition Corp ("10X SPAC"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC's solicitation of proxies for the vote by 10X SPAC's shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus has been mailed to holders of shares of 10X SPAC's Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE's website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC's website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC's shareholders in connection with the proposed transaction. You can find more information about 10X SPAC's directors and executive officers in 10X SPAC's final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE's and 10X SPAC's expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE's and 10X SPAC's control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE's and 10X SPAC's future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE's estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE's manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE's platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in 10X SPAC's final prospectus dated November 25, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the final prospectus/proxy statement filed on July 1, 2021 contained in the registration statement on Form F-4 relating to the business combination.

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